United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
January 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
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Press Release
Signature Page

Vale invested US$10.2 billion in 2008
Rio de Janeiro, January 21, 2009 — Companhia Vale do Rio Doce (Vale) invested a record US$10.169 billion in 2008, excluding acquisitions. This figure represents a 33% increase over the US$7.625 billion spent in 2007.
Investment in organic growth was US$7.497 billion, out of which US$6.454 billion was dedicated to project execution and US$1.044 billion to research and development (R&D). US$2.672 billion accounted for stay-in-business capex.
Corporate social responsibility is a key strategic commitment and our investments in 2008 amounted to US$909 million, being US$231 million in social projects and US$678 million in environmental protection.
In the last quarter of 2008, investments totaled US$3.444 billion, with US$2.372 billion allocated to projects and R&D and US$1.072 billion to the maintenance of our operations.
Growth and value creation
Over the last five years, Vale’s commitment to execute its long-term growth strategy was translated into a total investment of US$49.0 billion, including US$28.8 billion in the development of a diverse pipeline of world-class projects, R&D and improvement and maintenance of the existing operations. US$20.3 billion was invested in strategic and value creating acquisitions, allowing us to become a global leading nickel producer and to enter into the coal business.
Compared to the previous five-year period, 1999-2003, when capital expenditure, excluding acquisitions, reached US$4.0 billion, Vale’s investments in 2004-2008 were 7.2 times higher. If we add expenditures with acquisitions total investment during 1999-2003 was US$6.4 billion.
The investment made by Vale was supported by rigorous discipline on capital allocation and fueled a vigorous growth process coupled with the globalization of our activities and diversification of our asset portfolio, creating substantial value for our shareholders. Our aggregate production grew at a compounded annual rate of 11.2% from 2004 to 2008 and Vale became the second largest metals and mining company in the world by market capitalization.
Simultaneously, Vale’s dynamic investment spending created multiple opportunities for social and economic upward mobility, contributing to a rising level of well-being in the communities where we operate around the globe. The number of our employees rose by 100.9%, increasing to 62,490 in December 2008 from 31,109 in December 2003. In Brazil, Vale hired 16,148 new employees during this period.
Brazil has absorbed the main portion of Vale’s investment, US$20.8 billion, representing 72.2% of its organic growth capex of US$28.8 billion.
Given a powerful cash generation and a low-risk debt portfolio we have been able to develop projects supported by a decision-making process based on the merits of each growth opportunity not constrained by short-term cash restrictions.
In the past five years, Vale delivered 26 major world-class projects in several different segments of the metals and mining industry, providing new value-creating platforms. Eight of them were completed in 2008: (a) Fazendão iron ore mine, in Minas Gerais, Brazil; (b) Samarco III pellet plant, in Espírito Santo, Brazil; (c) Zhuhai pellet plant, China; (d) Northern Corridor logistics project, Pará and Maranhão, Brazil; (e) Dalian nickel plant, China; (f) UHC copper plant, Pará, Brazil; (g) Paragominas II bauxite mine expansion, Pará, Brazil; and (h) 6 & 7 stages of the Alunorte alumina refinery, Pará, Brazil.

Investment in 2008

TOTAL INVESTMENT[1] - US$ million
By category	4Q08		2008		2007
Organic growth	2,372	68.9%	7,497	73.7%	5,423	71.1%
Projects	2,070	60.1%	6,454	63.4%	4,682	61.4%
R&D	302	8.8%	1,044	10.2%	741	9.7%
Stay-in-business	1,072	31.1%	2,672	26.3%	2,202	28.9%
Total	3,444	100.0%	10,169	100.0%	7,625	100.0%
Acquisitions	—	—	128	—	3,379	—
Total including acquisitions	3,444	—	10,297	—	11,004	—
Divestitures	—	—	130	—	1,041	—
In 2008, we invested US$4.595 billion in the non-ferrous minerals business, US$2.168 billion in ferrous minerals, US$1.952 billion in logistics, US$392 million in coal, US$406 million in power generation and US$146 million in steel projects.
Investments in R&D involved US$436 million spent in our global mineral exploration program, US$502 million in conceptual, pre-feasibility and feasibility studies, and US$105 million in technological innovations and adaptation of new technologies. The non-ferrous mineral business accounted for 50% of the total R&D investments, ferrous minerals 20%, logistics 10%, coal 6%, power generation 14% and others 1%.
Simultaneously to other initiatives, we invested US$116 million in 2008 in natural gas exploration to pursue the diversification of our energy matrix to mitigate risks and reduce costs of energy consumption. The investments involved the participation in consortia to explore gas deposits in the Brazilian sedimentary basin.
Acquisitions and divestitures
In 2008, we invested US$128 million to purchase of iron ore mining rights, in the state of Minas Gerais, Brazil, which were incorporated into the iron ore project Apolo.
Pursuant to our corporate strategy and positive long-term view on the fundamentals of the copper and coal businesses, we announced two important acquisitions in December 2008.

[1]
These values correspond to financial disbursement and are not necessarily equal to accounting numbers. Value for 2008 acquisitions does not include the acquisitions announced in December 2008 as they were not paid in 2008.

The first was an agreement to acquire a 50% interest in a joint venture company which will own TEAL Exploration & Mining Incorporated (TEAL) subsidiaries assets in the African copperbelt. The deal with African Rainbow Minerals Limited (ARM) and its 65%-owned subsidiary TEAL amounted to CAD$81 million, and aims to enhance Vale’s strategic growth options in the copper business in Africa.
The second was the acquisition of 100% of the export coal assets of Cementos Argos S.A. (Argos) in Colombia for US$300 million, which consist of two mining concessions: (a) El Hatillo, with an expected production of 1.8 million metric tons of thermal coal in 2008 and ramping up to full capacity of 4.5 million metric tons per year by 2011, and (b) Cerro Largo, under exploration stage. Together these mining concessions have potential for 500 million metric tons of non-audited geological resources.
In 1Q08, we sold for US$130 million our minority stake in Jubilee Mines, an Australian nickel producer.

TOTAL INVESTMENT — US$ million
by business area	4Q08%		2008	%	2007	%
Ferrous minerals	674	19.6	2,168	21.3	1,748	22.9
Non-ferrous minerals	1,231	35.7	4,595	45.2	3,988	52.3
Logistics	891	25.9	1,952	19.2	977	12.8
Coal	211	6.1	392	3.9	169	2.2
Power generation	130	3.8	406	4.0	165	2.2
Steel	73	2.1	146	1.4	279	3.7
Others	234	6.8	510	5.0	298	3.9
Total	3,444	100.0	10,169	100.0	7,625	100.0

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Marcus Thieme: marcus.thieme@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations that present Vale’s expectations in relation to future events or results. All declarations, when based upon future expectations and not on historical facts involve various risks and uncertainties. Vale cannot guarantee that such declarations will come to be correct. These risks and uncertainties include factors related to the following: (a) countries where we operate, mainly Brazil and Canada; (b) global economy; (c) capital markets; (d) iron ore and nickel businesses and their dependence upon the global steel industry, which is cyclical by nature; (e) high degree of global competition in the markets which Vale operates. To obtain further information on factors that may give origin to results different from those forecasted by Vale, please consult the reports filed with the Brazilian Securities and Exchange Commission (CVM), the Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including the most recent Annual Report — Vale Form 20F and 6K forms.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: January 21, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations